SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Amendment No. 1)
(RULE 13D-102)
Under the Securities Exchange Act of 1934

Immunosyn Corporation
(Name of Issuer) Common Stock, par value $0.0001 per share
(Title of Class of Securities) 452530 10 1 (CUSIP Number)

James T. Miceli 4225 Executive Square Suite 260 La Jolla, California 92037 (858) 200-2320
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications) April 26, 2007
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d–1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a Reporting Person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on Following Pages)

(Page 1 of 6 Pages)

CUSIP No. 452530 10 1	13D	Page 2 of 6

1.	NAME OF REPORTING PERSONS: James T. Miceli IRS IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY): ____________
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 93,081,400*
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 93,081,400*
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 112,821,400*
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 41.48%
14.	TYPE OF REPORTING PERSON IN
*See Item 5 hereof.

CUSIP No. 452530 10 1	13D	Page 3 of 6

ITEM 1.  SECURITY AND ISSUER

This Amendment No. 1 to Schedule 13D (this “Amended Schedule 13D”) relates to the common stock, par value $0.0001 per share (the “Common Stock”), of Immunosyn Corporation, a Delaware corporation (the “Issuer”).  The principal executive office of the Issuer is located at 4225 Executive Square, Suite 260, La Jolla, California 92037.

ITEM 2. IDENTITY AND BACKGROUND

This Amended Schedule 13D is filed by James T. Miceli (“Miceli”), the reporting person (the “Reporting Person”).  Exhibit A to the original filing hereof (previously filed) also sets forth the name, business address, present principal occupation and other information with respect to the Reporting Person.

The Reporting Person is the beneficial owner of 112,821,400 shares of Common Stock of the Issuer.  Such shares are held through the entities described in Item 3.  Except as described in Item 3, there is no agreement or arrangement by Miceli with others with respect to the voting or disposition of any securities of the Issuer beneficially owned by Miceli.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The Reporting Person disposed of 7,490,000 shares of Common Stock of the Issuer on April 26, 2007 as gifts for no consideration, which includes 2,000,000 shares gifted for no consideration to each of the Kaitlyn Miceli Trust, the Ryan Miceli Trust and the Steven Miceli Trust, of which the Reporting Person remains an indirect beneficial owner as trustee of such trusts, on April 26, 2007. The Reporting Person disposed of an additional 1,040,550 shares of Common Stock of the Issuer on April 26, 2007 in separate privately negotiated transactions for $3,987,520.

The Reporting Person received a transfer of 1,350,000 shares of Common Stock from Manuel Bello for $135 on June 21, 2007.

The Reporting Person disposed of 154,550 shares of Common Stock of the Issuer on July 20, 2007 in separate privately negotiated transactions for $575,400.

The Reporting Person received a transfer of 56,500 shares of Common Stock from Padmore Holdings, Ltd. to Argyll Biotechnologies, LLC for $275,000 on August 23, 2007.

The Reporting Person is a 50% owner of Argyll Biotechnologies, LLC, a Delaware limited liability company (“Argyll Biotech”).  Argyll Biotech is jointly controlled by its members, Miceli and Douglas McClain, Jr., and there is no agreement or arrangement among the two members of Argyll Biotech with respect to the voting or disposition of any securities of the Issuer owned by Argyll Biotech.

The Reporting Person is a 50% owner of Argyll Equities, LLC, a Texas limited liability company (“Argyll Equities”).  Argyll Equities is jointly controlled by its members, Miceli and Douglas McClain, Jr., and there is no agreement or arrangement among the two members of Argyll Equities with respect to the voting or disposition of any securities of the Issuer owned by Argyll Equities.

The Reporting Person is the 100% owner of Cuxhaven Holdings Ltd., a British Virgin Islands company (“Cuxhaven”).  Mr. Lynn Booker has nominal control over the voting and disposition of the Common Stock subject to the interests of the beneficial owner, Miceli.

The Reporting Person is the 45% owner of Padmore Holdings, Ltd., a British Virgin Islands company (“Padmore”).  Padmore is jointly owned by Miceli, Douglas McClain, Jr. and Douglas McClain,

CUSIP No. 452530 10 1	13D	Page 4 of 6

Sr., whose interests are 45%, 45% and 10%, respectively.  Mr. Lynn Booker has nominal control over the voting and disposition of the Common Stock subject to the interests of the beneficial owners which interests shall be determined exclusively by Messrs Miceli and Douglas McClain, Jr.

ITEM 4.  PURPOSE OF TRANSACTION

The Reporting Person has made individual gifts totaling up to 7,490,000 shares of Common Stock to approximately 21 personal acquaintances and relatives of the beneficial owners, Miceli, Douglas McClain, Jr. and Douglas McClain, Sr, which includes 2,000,000 shares gifted for no consideration to each of the Kaitlyn Miceli Trust, the Ryan Miceli Trust and the Steven Miceli Trust, of which the Reporting Person remains an indirect beneficial owner as trustee of such trusts.  The Reporting Person has sold up to 1,195,100 shares of Common Stock for $4,562,920 in separate privately negotiated transactions.  The Reporting Person continues to own 112,821,400 shares of Common Stock of the Issuer.

As discussed in the first paragraph of this Item 4, the Reporting Person made the following aggregate dispositions of Common Stock between April 26, 2007 and July 20, 2007 on the dates specified at the per share prices listed below:

Date	Number of Shares	Price Per Share	Aggregate Price
4/26/2007	200,000	$0.0001	$20
4/26/2007	38,500	$3.25	$125,000
4/26/2007	83,050	$4.55	$377,500
4/26/2007	572,000	$4.55	$2,600,000
4/26/2007	62,000	$4.84	$300,000
4/26/2007	22,500	$5.00	$112,500
4/26/2007	18,500	$5.00	$92,500
4/26/2007	4,950	$5.05	$25,000
4/26/2007	39,050	$9.09	$355,000
7/20/2007	39,500	$0.004	$150
7/20/2007	63,550	$5.00	$317,750
7/20/2007	2,000	$5.00	$10,000
7/20/2007	49,500	$5.00	$247,500
TOTAL	1,195,100		$4,562,920.00

As discussed in the first paragraph of this Item 4, the Reporting Person made the following acquisitions of Common Stock between June 21, 2007 and August 23, 2007 on the dates specified at the per share prices listed below:

Date	Number of Shares	Price Per Share	Aggregate Price
6/21/2007	1,350,000	$0.0001	$135
8/23/2007	16,500	$4.55	$75,000
8/23/2007	40,000	$5.00	$200,000
TOTAL	1,406,500		$275,135.00

Although the Reporting Person has not formulated any definitive plans not heretofore disclosed or set forth herein, the Reporting Person may, from time to time directly or indirectly through the entities described in Item 3 or otherwise, acquire Common Stock of the Issuer or dispose of Common Stock of the Issuer through open-market or privately negotiated transactions or otherwise if and when deemed appropriate.  The Reporting Person may formulate other purposes, plans or proposals relating to any of such securities of the Issuer to the extent deemed advisable in light of market conditions, investment policies and other factors.

CUSIP No. 452530 10 1	13D	Page 5 of 6

Except as set forth in this Amended Schedule 13D, the Reporting Person does not presently have any specific plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of this Amended Schedule 13D.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

The Reporting Person’s beneficial ownership is as follows:

(a)	Amount beneficially owned: 112,821,400 shares of Common Stock
Percent of class: 41.48% based on 272,000,000 shares of Common Stock issued and outstanding

(b)	Number of shares as to which the Reporting Person has:

(i)	Sole power to vote or to direct the vote - 0
(ii)	Shared power to vote or to direct the vote – 93,081,400*
(iii)	Sole power to dispose or to direct the disposition of – 0
(iv)	Shared power to dispose or to direct the disposition of – 93,081,400*

(c)
The information with respect to the acquisition and disposition of beneficial interest in the Common Stock of the Issuer by the Reporting Person, as set forth in Items 3 and 4, is hereby incorporated by reference.

(d)	Not applicable.

(e)	Not applicable.
________________
* Mr. Lynn Booker has the power to vote and dispose of, or direct the vote or disposition of, 13,210,000 shares of Common Stock of the Issuer owned by Cuxhaven, subject to the interests of the Reporting Person. Mr. Lynn Booker has the power to vote and dispose of, or direct the vote or disposition of, 12,600,000 shares of Common Stock of the Issuer owned by Padmore Holdings, Ltd.

CUSIP No. 452530 10 1	13D	Page 6 of 6

SIGNATURE

After reasonable inquiry and to the best of his or its knowledge and belief, the undersigned certifies that the information set forth in this Amended Schedule 13D is true, complete and correct.

Dated:	October 25, 2007

By: /s/ James T. Miceli
Name: James T. Miceli